As filed with the Securities and Exchange Commission on

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the months of April, May and June 2005

Cable and Wireless Public Limited Company

Lakeside House
Cain Road
Bracknell
Berkshire
RG12 1XL
England
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cable and Wireless plc

By:	/s/ Heledd Hanscomb

Name:	Heledd Hanscomb
Title:	Deputy Company Secretary

Date:	26 July 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Announcement dated 7 April 2005
99.2	Announcement dated 8 April 2005
99.3	Announcement dated 11 April 2005
99.4	Announcement dated 20 April 2005
99.5	Announcement dated 1 May 2005
99.6	Announcement dated 4 May 2005
99.7	Announcement dated 9 May 2005
99.8	Announcement dated 27 May 2005
99.9	Announcement dated 1 June 2005
99.10	Announcement dated 7 June 2005
99.11	Announcement dated 22 June 2005
99.12	Announcement dated 24 June 2005